Arm Announces Appointment of Charlotte Eaton as Chief People Officer

Cambridge, England, November 7, 2024: Arm Holdings plc (NASDAQ: ARM), today announced the appointment of Charlotte Eaton as chief people officer (CPO) with immediate effect. Eaton will lead the Arm global people organization and report to Arm CEO Rene Haas. As part of planned succession, Eaton will replace current CPO Kirsty Gill who will remain at Arm in an advisory role and assist in the transition through November before retiring from executive life.

“Arm’s commitment to pushing boundaries and driving innovation has been propelled by a progressive culture built around trust, transparency, inclusion and collaboration,” said Eaton. “I’m honored to rejoin Arm during a time of great opportunity, and I look forward to continuing to define an environment where people are empowered to do the best work of their careers.”

Eaton is rejoining Arm where she was previously vice president of People, supporting teams in the Intellectual Property Group (IPG), from 2017 until 2020. Most recently, Eaton has served as CPO at OVO, one of the UK’s largest energy companies focused on sustainability and renewable energy. At OVO, her responsibilities included oversight of all aspects of the people agenda including operations, partnering, leadership and development, reward and engagement, as well as leading Customer Experience and Workplace teams.

“Putting our people at the center of our mission has enabled Arm to deliver more than three decades of transformational technology,” said Rene Haas, chief executive officer, Arm. “Charlotte brings a wealth of experience in leading diverse and engaged teams, and under her leadership we will be further inspired to excel as we build the future of computing on Arm.”

Eaton brings to Arm a passion for progressive, inclusive and purpose-led organizations with deep experience leading people teams across multiple sectors. Prior to OVO, Eaton held HR leadership roles at The Heinz Company and Barclays.

Eaton holds a Bachelor of Law from the University of Warwick.
About Arm:
Arm is the industry’s highest-performing and most power-efficient compute platform with unmatched scale that touches 100 percent of the connected global population. To meet the insatiable demand for compute, Arm is delivering advanced solutions that allow the world’s leading technology companies to unleash the unprecedented experiences and capabilities of AI. Together with the world’s largest computing ecosystem and 20 million software developers, we are building the future of AI on Arm.

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